FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 19, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO APPOINTS NON–EXECUTIVE DIRECTOR TO ITS BOARD

Toronto, Canada – July 18, 2006 — Banro Corporation (“Banro” or the “Company”) (AMEX- “BAA”; TSX — “BAA”) is pleased to announce the appointment of Piers Cumberlege to the Company’s board of directors as a non-executive director.

Mr. Cumberlege is Vice President, Private Equity at Cordiant Capital Inc., one of Canada’s leading investment firms dedicated to private equity and debt investments in emerging and high growth markets. Mr. Cumberlege has over 25 years of general management and investment experience covering emerging markets, and has held senior positions with companies such as Bombardier, GEC/Marconi and Hawker Siddeley and served on the boards of a number of public and private companies in Africa, the Commonwealth of Independent States, Asia and Russia. He is currently a director of the Canada Council for Africa and was formerly a member of the U.K. government’s Department of Industry and Trade’s Tropical Africa Advisory Group. Mr Cumberlege is a graduate of Oxford University.

Commenting on Mr. Cumberlege’s appointment, Simon Village, Chairman of Banro, stated: “We welcome Piers to the board and believe that his experience will further strengthen the Company’s expertise and governance, as we advance the development of Banro’s gold projects in the DRC.”

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.